CUSIP No. 047439104	13G	Page 1 of 8 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2

(Amendment No. __ ) (1)

Atherogenics, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

047439104

(CUSIP Number)

August 2, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 047439104	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James Passin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,087,563
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,087,563
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,087,563
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. 047439104	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harvey Sawikin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,087,563
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,087,563
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,087,563
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. 047439104	13G	Page 4 of 8 Pages

Schedule 13G

Item 1(a).	Name of Issuer: Atherogenics, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices: 8995 Westside Parkway, Alpharetta, Georgia 30004

Item 2(a).	Name of Persons Filing: James Passin; Harvey Sawikin

Item 2(b).	Address of Principal Business Office or, if None, Residence: 152 West 57th Street, 24th Floor, New York, NY 10019

Item 2(c).	Citizenship: United States of America for each of James Passin and Harvey Sawikin

Item 2(d).	Title of Class of Securities: Common Stock, no par value (the “Common Stock”)

Item 2(e).	CUSIP Number: 047439104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

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CUSIP No. 047439104	13G	Page 5 of 8 Pages

2,087,563. The Reporting Persons expressly disclaim beneficial ownership of any of the shares of Common Stock beneficially owned by the investment funds advised by the advisory entities controlled by the Reporting Persons (except to the extent of each of their economic interests in such funds) and the filing of this Schedule 13G shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that either of the Reporting Persons is a beneficial owner of any such shares.

(b)	Percent of class:

5.3%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

2,087,563

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

2,087,563

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The shares of the Common Stock reported in this Schedule 13G are held by investment funds advised by two investment advisory entities (FGS Advisors, LLC and FG2 Advisors, LLC, each a New York limited liability company) of which the Reporting Persons are the controlling principals. The investment funds directly holding the Common Stock reported in this Schedule 13G have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, and share such rights with the investment advisory entities controlled by the Reporting Persons. No investment fund, nor any advisory entity controlled directly or indirectly by the Reporting Persons holds, on its own, greater than 5% of the outstanding shares of Common Stock of the issuer.

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CUSIP No. 047439104	13G	Page 6 of 8 Pages

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 047439104	13G	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2007

By:	/s/ James Passin
James Passin

By:	/s/ Harvey Sawikin
Harvey Sawikin

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CUSIP No. 047439104	13G	Page 8 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

James Passin and Harvey Sawikin in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, hereby agree that the statement on Schedule 13G to which this Agreement is attached as an exhibit is, and any amendments thereto filed by any of us will be, filed on behalf of each such person, that each such person is responsible for the timely filing of the Schedule 13G and any amendments thereto and for the completeness and accuracy of the information concerning such person contained therein.

Dated: August 10, 2007

By:	/s/ James Passin
James Passin

By:	/s/ Harvey Sawikin
Harvey Sawikin

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